FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.Name and Address of Company

BIOHARVEST SCIENCES INC.

Suite 1140 – 625 Howe Street

Vancouver, BC, V6C 2T6

(the “Company” or “BioHarvest”)

Item 2.Date of Material Change

July 15, 2026.

Item 3.News Release

The news release (the “News Release”) was issued on July 15, 2026 and disseminated by Newsfile Corp.

Item 4.Summary of Material Change

The Company announced a US $1.4M grant from the Israel Innovation Authority.

Item 5.Full Description of Material Change

The Company announced the Israel Innovation Authority (IIA) has approved a 4.33 million NIS (approximately USD $1.4 million) grant. This non-dilutive funding will support a new research initiative at BioHarvest integrating advanced data science, machine learning, computer vision and high-throughput digital sensing directly into BioHarvest’s biological development workflows, thereby accelerating its plant cell culture programs.

BioHarvest’s new approved research initiative focuses on moving plant cell culture from traditional empirical trial-and-error methods to a highly predictable, data-driven optimization framework. Specifically, by combining bioinformatics, chemo-informatics and artificial intelligence, the platform will systematically predict the success of plant cell propagation and dramatically maximize active metabolite yields.

Specifically, the program will accelerate the development of BioHarvest's advanced computational discovery engine. This platform integrates proprietary predictive machine learning models with real-time digital sensing to rapidly identify optimal pathways and maximize bioactive yields across diverse plant species. Supported by secure, domain-specific scientific knowledge bases, these new capabilities will streamline early-stage R&D, transforming how complex plant-based compounds are forecasted, monitored, and scaled.

This marks the second grant BioHarvest has received from the Israel Innovation Authority this year. While the first grant was dedicated to scaling the manufacturing facility by integrating industrial automation and machine learning on the factory floor, this second grant is strictly focused on transforming the early-stage R&D pipeline through predictive AI. Together, these two distinct yet highly complementary initiatives fuel a technological transformation across the company - bridging the gap between intelligent, data-driven laboratory discovery and high-volume, autonomous commercial production.[IG1.1]

The grant was provided by the Israel Innovation Authority in the form of a non-dilutive, zero-interest loan. Repayment is contingent upon the achievement of certain predefined commercial milestones and is expected to be made solely from future revenues generated by the funded project. No equity or equity-linked instruments were issued in connection with the grant.

About the Israeli Innovation Authority (IIA)

The Israeli Innovation Authority is a government entity dedicated to fostering Israel’s innovation ecosystem by supporting companies across all stages of technology development, from early research through industrial deployment. For more information, visit https://innovationisrael.org.il/en/.

Item 6.Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.Omitted Information

None.

Item 8.Executive Officer

For further information, please contact:

David Ryan

Secretary and VP, Investor Relations

604 622-1187

Item 9.Date of Report

July 15, 2026.